June 20, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC20549

Attention: Ms. Sheila Stout

Re:	Advisors’ Inner Circle Fund II (File No. 811-07102)

Ms. Stout:

This letter responds to comments given by you to Nancy McCormick, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), Administrator to Advisors’ Inner Circle Fund II (the “Trust”), in a telephone conversation on May 22, 2014. The comments provided relate to the annual reports as of January 31, 2013 and July 31, 2013, respectively, filed on Form N-CSR (the “Reports”) and related filings for Hancock Horizon Family of Funds and Westfield Funds (each a “Fund” and collectively the “Funds”). All Funds are a Series of the Trust.

SEI provides the Trust and the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds. In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Reports; that staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Reports; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust’s responses.

SEC Comment 1

Sector risk disclosure should be included in a Fund’s principal risk disclosures in the prospectus when a Fund has investments in any one sector in excess of 25% of such Fund’s net assets, if consistent with the history of such Fund. For example, Hancock Horizon Diversified International Fund had 26% of its net assets invested in the Financials sector per the annual report as of January 31, 2013 and Hancock Horizon Louisiana Tax-Free Income Fund had 30% of its net assets invested in the education sector per the annual report as of January 31, 2013.

Trust Response to Comment 1

The investment adviser to the Hancock Horizon Diversified International Fund and Hancock Horizon Louisiana Tax-Free Income Fund does not consider investments in a particular sector to be a principal investment strategy of either Fund, and, accordingly, investments by such Funds in specific sectors may vary significantly over time. The Trust, therefore, does not believe that sector risk is a principal of the Funds and respectfully declines to add any related disclosure at this time.

©2014 SEI	1

SEC Comment 2

Hancock Horizon Diversified Income Fund’s investment in Federated Prime Obligations Fund represents 40.2% of net assets as of January 31, 2013. What is the reason for this investment?

Trust Response to Comment 2

Hancock Horizon Diversified Income Fund’s Adviser invests the Fund’s excess cash in the Federated Prime Obligations Fund (the “Federated Fund”) on a daily basis. The Fund received significant shareholder subscriptions during the month of January 2013. The Fund’s Adviser entered into investment transactions for future settlement and daily cash sweep transactions with the Federated Fund for investment of the excess cash until settlement of the investment transactions. The Investment in the Federated Fund as of January 31, 2013 did not reflect the settlement of investment transactions and as a result on January 31, 2013, the Fund recorded a cash overdraft $11,341(000). On February 1, 2013, the investment in the Federated Fund was reduced to reflect the settlement of the investment transactions.

SEC Comment 3

Hancock Horizon Quantitative Long/Short Fund’s portfolio turnover for the year ended January 31, 2013 was 107%, and the Fund also had portfolio turnover in excess of 100% in 2 previous years. If high portfolio turnover, or portfolio turnover greater than 100%, is part of a Fund’s investment strategy, it should be included as a principal risk in the Fund’s prospectus.

Trust Response to Comment 3

The Trust agrees and portfolio turnover risk disclosure was added to the Fund’s principal risks in the most recent prospectus dated May 31, 2014.

SEC Comment 4

In the financial highlights for Westfield Capital Large Cap Growth Fund, note (3) for Institutional Class and note (4) for Investor Class describe that the ratio of expenses to average net assets includes income tax expenses that were considered extraordinary fees accrued outside the Adviser’s expense limitation agreement. Please explain why these expenses were viewed as extraordinary?

Trust Response to Comment 4

Westfield Large Cap Growth Fund incurred an income tax expense related to built-in gains from a contribution of portfolio securities from a C-Corporation as disclosed in Note 2 of the Fund’s Notes to Financial Statements. Under the terms of the Fund’s expense limitation agreement with Westfield Capital Management Company, L.P., tax expenses are considered extraordinary fees.

©2014 SEI	2

SEC Comment 5

The net expense ratios presented in the prospectus fee table for the Institutional Class and Investor Class of Westfield Capital Large Cap Growth Fund and Westfield Capital Dividend Growth Fund do not agree to the financial highlights as presented in the annual report as of October 31, 2013. Please explain why these ratios do not agree and why the prospectus is not misleading?

Trust Response to Comment 5

The net expense ratios presented in the prospectus for Westfield Capital Large Cap Growth Fund Institutional Class and Investor Class do not agree to the financial highlights because the prospectus fee table excludes the income tax expense incurred by the Fund during the year ended October 31, 2013. The income tax expense was incurred in connection with an in-kind contribution during the fiscal year ended October 31, 2013. This was a one-time event and is not expected to recur. Therefore such expenses were excluded from the Fund’s Total Annual Fund Operating Expenses.

The expense ratios presented in the prospectus for Westfield Capital Dividend Growth Fund’s Institutional Class agree to the financial highlights, however, the Investor Class expense ratios presented in the prospectus do not agree to the financial highlights. Due to the low level of assets in the Fund’s Investor Class throughout the period from July 26, 2013 (commencement of operations) to December 31, 2013, the calculation of the ratios of expenses to average net assets as presented in the prospectus was not indicative of the expenses an Investor Class shareholder would pay. The expenses as presented in the Fund’s Investor Class fee table have been restated to reflect the expenses an Investor Class shareholder would pay when investing in the Fund.

SEC Comment 6

In Note 5 of the Notes to Financial Statements for the Westfield Funds, it states that the expense limitation agreement excludes Shareholder Servicing Fees. However, the prospectus does not mention that such fees are excluded from the expense limitation agreement.

Trust Response to Comment 6

The Trust has reviewed the prospectus disclosure and noted that the exclusion of Shareholder Servicing Fees from the expense limitation is not mentioned in the expense limitation language below the fee table for the Institutional Class. However, the exclusion is mentioned in both the language below the fee table for the Investor Class as well as in the Investment Adviser section of the prospectus. Although the Shareholder Servicing Fees are not applicable to the Institutional Class, the Trust will revise the disclosure below the Institutional Class fee table in the next filing for consistency purposes.

Please contact James Volk at (610) 676-3107 if you have any questions or comments.

Very truly yours,

/s/ James F. Volk

James F. Volk

Treasurer, Controller and Chief Financial Officer

cc:	Michael Beattie

Dianne M. Descoteaux

Russell Emery

©2014 SEI	3